

Mail Stop 6010

December 13, 2007

Via Facsimile and U.S. Mail

Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.
2445 Winnetka Avenue North
Golden Valley, MN   55427

> **Re: Veritec, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
> **Form 10-QSB for the quarter ended September 30, 3007**
> **File No. 0-15113**

Dear Ms. Tran:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Period Ended September 30, 2007

Exhibit 31

1.   We note that in paragraph 1 you refer to your "quarter" report instead of your quarterly
        report in the first certification and refer to your "annual" report in the second
        certification. In future filings, please ensure that you refer to the correct periodic report
        in the first paragraph of the certifications.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that keys
your response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and response to our comment.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-
3604 if you have questions regarding these comments. In this regard, do not hesitate to contact
Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                    Sincerely,

                                    Kaitlin Tillan
                                    Assistant Chief Accountant